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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)(1)

                                  MAXIMUS, Inc.
                                (Name of Issuer)
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                           Common Stock, no par value
                         (Title of Class of Securities)
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                                   577933 10 4
                                 (CUSIP Number)
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                                December 31, 1998
            (Date of Event Which Requires Filing of this Statement)
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     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [x] Rule 13d-1(d)


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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    CUSIP NO. 577933 10 4               13G                  Page 2  of  6
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   1      NAME OF REPORTING PERSON
                  David V. Mastran

          I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
                  Not Applicable.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                  Not Applicable                                       (b) [ ]
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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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                                  5    SOLE VOTING POWER

                                             4,016,603
                                  ----------------------------------------------
      NUMBER OF SHARES            6    SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                     2,747,889
                                  ----------------------------------------------
                                  7    SOLE DISPOSITIVE POWER

                                             4,016,603
                                  ---------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                                66,102
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,764,492
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not applicable
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  [ ]

                  33.4%
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   12     TYPE OF REPORTING PERSON*

                  IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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     This Amendment No. 1 amends and supplements the Statement on Schedule 13G
(the "Original Statement") filed by David V. Mastran with the United States Securities and Exchange Commission on February 11, 1998 to show a material decrease in the percentage of the class beneficially owned. Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS a:

Item 3 is amended in its entirety by replacing the text of such item with the following text:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act
     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


ITEM 4. OWNERSHIP.

     Item 4 is amended in its entirety by replacing the text of such item with the following text:

     (a)  AMOUNT BENEFICIALLY OWNED.

          As of December 31, 1998, Dr. Mastran beneficially owned 6,764,492 shares of Common Stock of MAXIMUS, Inc. consisting of: (i) 4,016,603 shares held of record by Dr. Mastran, (ii) 66,102 shares held by Dr. Mastran's spouse, including 3,973 shares issuable upon exercise of stock options exercisable within the 60-day period following December 31, 1998 and (iii) an aggregate of 2,681,787 shares held by (a) Raymond B. Ruddy (1,683,740 shares) and (b) the Raymond B. Ruddy Grantor Retained Annuity Trust (the "Ruddy Trust") (998,047 shares). Pursuant to Mr. Ruddy's employment agreement with MAXIMUS, Inc., all shares held by each of Mr. Ruddy and the Ruddy Trust are required to be voted as




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          directed by Dr. Mastran until September 30, 2001. Dr. Mastran does not, however, have dispositive power over any such shares.

          The inclusion herein of any shares deemed beneficially owned under Rule 13d-3 of the Act does not constitute an admission of beneficial ownership of such shares.

     (b)  PERCENTAGE OF CLASS.

          33.4%, which percentage is based on 20,237,832 shares outstanding as of December 31, 1998.

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:         4,016,603
          (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:       2,747,889(2)
          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE
                 DISPOSITION OF:                                  4,016,603
          (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE
                 DISPOSITION OF:                                     66,102(3)

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Item 6 is amended in its entirety by replacing the text of such item with the following text:

     Of the shares reported in Item 4, Dr. Mastran's spouse holds an aggregate of 66,102 shares, consisting of 62,129 shares held of record and 3,973 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities.

     Of the shares reported in Item 4, Mr. Ruddy and the Ruddy Trust hold of record 1,683,740 shares and 998,047 shares, respectively, and have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities. Dr. Mastran disclaims beneficial ownership of such shares.

ITEM 10. CERTIFICATION.

     Item 10 is amended in its entirety by replacing the text of such item with the following text:



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(2)  Includes 1,683,740 shares and 998,047 shares held by Mr. Ruddy and the
Ruddy Trust, respectively, who are obligated by written agreement to vote such shares in a manner consistent with instructions received from Dr. Mastran until September 30, 2001. Also, includes 62,129 shares and 3,973 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998 held on record by Dr. Mastran's spouse. Does not include 4,016,603 shares over which Dr. Mastran holds sole power to vote or to direct the vote.

(3) Includes 62,129 shares and 3,973 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998 held of record by Dr. Mastran's spouse.
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         Not applicable.




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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 1999



/s/ David V. Mastran
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David V. Mastran